

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

<u>Via E-mail</u>
Gunther Than
Chief Executive Officer and Chief Financial Officer
View Systems, Inc.
1550 Caton Center Drive, Suite E
Baltimore, Maryland 21227

> **Re:** **View Systems, Inc**
> **Registration Statement on Form S-1**
> **Filed February 27, 2014**
> **File No. 333-194222**

Dear Mr. Than:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For example, you have not provided any financial statements in your registration statement meeting the requirements of Regulation S-X, as required by Item 11(e) of Form S-1. It also appears your filing should include audited financial statements and related information for your most recent fiscal year ended December 31, 2013. Refer to Item 8-08(b) of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Diane Dalmy, Esq.
        Charley Davis